December 10, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC (the “Company”)
Registration Statement on Form S-1 (File No. 333-191298)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of up to 34,500,000 common shares representing limited liability company interests, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. Washington, D.C. time on December 12, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 2, 2013, through the date hereof:

Preliminary Prospectus dated December 2, 2013:

8,000 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC As Representatives of the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Authorized Signatory